January 21, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-4631

Re:  Palmerston Stock Agency, Inc.
        Registration Statement on Form S-1
        Filed November 12, 2010
        File No. 333-170566

Dear Mr. Stickel:

We represent Palmerston Stock Agency, Inc. (“Palmerston” or, the “Company,” “we,” “us,” or “our”).  By letter dated December 8, 2010 the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments to the Registration Statement on Form S-1 originally filed on November 12, 2010. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

General

1.	Your financial statements should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement.

Answer:  We have updated our financial statements to comply with Rule 8-08 of Regulation S-X.

2.	Please provide a currently dated consent from the independent public accountant in any future amendments to the S-1 registration statement.

Answer: We have provided a currently dated consent from our independent public accountant in our amendment to the S-1 registration statement.

Calculation of Registration Fee

3.
We note that you intend to register 4,375,000 shares of your common stock, which on page seven you state are the shares sold in your private offering pursuant to Regulation S completed on January 20, 2010.  Elsewhere in your filing, however, you indicate that only 4,000,000 shares of common stock were sold in that private offering.  Please reconcile these statements or advise.  If you intend to register for resale 375,000 shares that were not sold in the private offering pursuant to Regulation S, please revise your filing to discuss the manner by which those shares were sold.

Answer: We have reconciled our registration statement in conformance with this comment.

4.
It appears that the $0.01 per share price of the shares you are registering is the same price that the selling shareholders paid for their shares in private placements.  As such, it appears the $.01 per share price prohibits the selling shareholders from making any profit on sales unless and until there is an active trading market.  This suggests that the $.01 per share price of the shares you are registering here is not a bona fide sales price.  Please revise to increase the fixed price or advise us why you do not think this is necessary.  Also increase the amount of the registration fee, if necessary.

Answer:  We have revised our registration statement to increase the fixed price to $0.05.  In addition, we have increased the amount of the registration fee accordingly.

Prospectus Cover Page

5.	Please revise to correctly indicate the page on which your “Risk Factors” section begins.

Answer: We have revised our prospectus cover page to correctly indicate the page on which our risk factors section begins.

Prospectus Summary, page 1

Overview, page 1

6.
Please revise the first paragraph to disclose that you have not commenced operations and that your auditors have issued a going concern opinion.   Also disclose your assets, revenues, and net losses as of the most recent audited period and interim stub.

Answer: We have revised the first paragraph to disclose that we have not commenced operations and that our auditors have issued a going concern opinion.  In addition we have disclosed our assets, revenues, and net losses as of the most recent audited period and interim stub.

7.
Please disclose in one of your opening paragraphs that you are a developmental stage company that has not yet begun operations.  Also disclose that you need to raise approximately $850,000 before you will be able to commence your business.

Answer: We have disclosed in our opening paragraph that we are a developmental stage company that has not yet begun operations.  Additionally, we have disclosed that we need to raise approximately $850,000 before we will be able to commence our business.

8.	Please briefly describe the role of a stock agent in the wool trade.

Answer: We have revised this section to briefly discuss the role of a stock agent in the wool trade.

9.	We note your statement that Mr. Raleigh has “numerous years of experience” in the wool trade. Please revise to disclose the number of years he has worked as a stock agent in the wool trade.

Answer: We have revised this section to disclose the number of years that Mr. Raleigh has worked as a stock agent in the wool trade.

10.
Please provide the basis for your belief that the stock agency business in New Zealand and the rest of the world has been “largely monopolized” over the past two decades.  Also provide the basis for your belief that this had led to few options for farmers and more expensive prices for wool.  Disclose why you believe you will be able to successfully break in to this market.

Answer: We have revised this section by removing these statements from our registration statement.

11.	Please revise the third paragraph to clearly state that you have taken no steps to implement your business plan and there is no guarantee you will be able to do so.

Answer:  We have revised the third paragraph to clearly state that we have taken no steps to implement our business plan and there is no guarantee we will be able to do so.

The Offering, page 1

12.
Please revise to clarify the number of shares you will have outstanding both before and after the offering.  Disclosure elsewhere in your filing indicates that you currently have 14,000,000 shares outstanding.  Please also explain why you will have more stock outstanding after the offering, as the prospectus is registering currently issued and outstanding shares for resale.

Answer:  We have revised our registration statement to clarify the number of shares we will have outstanding both before and after the offering.

13.	Refer to the “Terms of the Offering” section. Please cross-reference the “Plan of Distribution” section that appears later in the filing.

Answer:  We have cross-referenced the “Plan of Distribution” section that appears later in the filing.

14.
Refer to the section entitled “Termination of the Offering.”  It appears that you are a “shell company” within the definition set forth in Rule 405 of the Securities Act, and as such, your shareholders are not entitled to rely on Rule 144 until you are no longer a shell company and meet certain other conditions.  Please confirm your understanding and provide a detailed discussion in your prospectus about the inapplicability of Rule 144 while you are a shell company.  Alternatively, advise.

Answer: We have confirmed our understanding and provided a detailed discussion in our prospectus about the inapplicability of Rule 144 while we are a shell company.

We Have Limited Operating History, page 3

15.
The last sentence of this section, including the bullet points, is unclear to us.  Please revise to set forth the risks and difficulties you face in gaining market share in a manner that shareholders can clearly understand.

Answer:  We have revised this section to clearly set forth the risks and difficulties we face in gaining market share.

We Need Additional Capital to Develop Our Business, page 3

16.	Please revise the heading and the body of the risk factor to quantify the amount of “additional capital” and “substantial resources” you require to develop your business.

Answer:  We have revised the heading and the body of this risk factor to quantify the amount of “additional capital” and “substantial resources” we require to develop our business.

The Company Has a Short Window, page 3

17.
Please revise this risk factor to be more specific.  For example, please disclose the length of the “short window” and when this window occurs during the year.  Disclose how much capital you require to purchase the wool and how much wool you will need to purchase to become profitable.  Please also quantify the amount of your monthly “large overhead.”

Answer: We have revised our registration statement in conformance with the foregoing comments.

We May Incur Significant Costs To Be A Public Company, page 4

18.
Please revise to quantify the amount of yearly costs you will incur to comply with your public company reporting requirements and discuss the risks to shareholders if you do not have sufficient funds to comply with these requirements.

Answer: We have revised our registration statement to quantify the amount of yearly costs we will incur to comply with our public company reporting requirements.  In addition, we have discussed the risks to shareholders if we do not have sufficient funds to comply with these requirements.

Use of Proceeds, page 6

19.
Please quantify here the amount of expenses you will incur to register the common stock for the selling shareholders.  Please also revise here and on page 9 to discuss how you intend to pay the offering expenses, as you had approximately $14,000 cash as of July 31, 2010.

Answer: In this section we have revised to quantify the amount of expenses we will incur to register the common stock for our selling shareholders.  In addition, we have revised in this section and on page 9 to discuss how we intend to pay our offering expenses.

Selling Security Holders, page 7

20.	Please explain what you mean by “Regulation S Rule 506.”

Answer: We have revised our registration statement and removed “Rule 506” because our offering was conducted in accordance with Regulation S.

Our Operating Strategy, page 11

21.
Please revise the first paragraph of this section to disclose that you have taken no steps to implement your business plan and as such, the goals set forth in this section are merely aspirational and there is no guarantee you will be able to implement your plan.  Clarify that you have no customers, no contractual relationships with suppliers, no employees, and need $850,000 before you can commence operations.

Answer: We have revised our registration statement in accordance with this comment.

22.
Please revise to provide details about the “many contacts” that you have and the basis for your belief that they can help you achieve your business goals.  Clarify, if true, that you have not established contractual relationships with any of these contacts.

Answer: We have removed the “many contacts” statement from our disclosure and have revised to clarify that we have not established any contractual relationships with any of our contacts at this time.

23.
We note that you state that you need to raise enough capital to commence business in the 2011 market by the end of October 2010.  Please update to disclose whether you raised this capital.  If not, please state this and update your Summary section and your “Risk Factors” section to state that you will not be able to commence business until the 2012 market, at the earliest.

Answer: We have revised our registration statement in the Summary section and Risk Factor section to state that we have not raised enough capital to commence business in the 2011 market and we will not be able to commence business until the 2012 market, at the earliest.

24.
Please disclose in detail the steps that you have taken and intend to take in order to raise the $850,000 you need to commence your business.  If you have not taken any steps, please state this and provide a risk factor.

Answer: We have disclosed the steps we have taken and/or intend to take in order to raise the $850,000 we need to commence our business operations.

Competition, page 12

25.	Please delete reference to the companies listed in this section, as you are not yet competing with them and there is no indication that you will be able to do so.

Answer: We have deleted the references to the companies listed in this section.

Advertising and Sales Strategy, page 12

26.	Please revise to state, if true, that you have not taken any steps to advertise or promote your business. Please also disclose the address of your website or clarify that you do not have one.

Answer: We have revised to state that we have not taken any steps to advertise or promote our business.  In addition we have clarified that we do not currently have a website.

Description of Property. Page 13

27.	Please revise to estimate the amount you will need to commence a lease of a 4,000 square meter warehouse.

Answer: We have revised our registration statement to estimate the amount we will need to commence a lease of a 4,000 square meter warehouse.

Holders of Capital Stock, page 13

28.	We note that you state you have 53 holders of your common stock, which conflicts with disclosure elsewhere that indicates you have 54 holders. Please reconcile or advise.

Answer:  We have reconciled our disclosure in conformance with this comment.

Management’s Discussion and Analysis of Financial Condition and Result of Operations, page 15

Year One Expenses and Forecast in US Dollars , page 18

29.
Please revise to provide the basis for your belief that in the first three years of  your operations, wool will cost $5.25 per kilogram and that you will be able to sell it for $8.50 per kilogram.  Please provide a risk factor to discuss potential variability in the cost and price of wool or advise.

Answer: We have revised our disclosure to provide the basis for our belief that in the first three years of our operations, wool will cost $5.25 and we will be able to sell it for approximately $8.50 per kilogram. In addition, we have provided a risk factor to discuss the potential variability in the cost and price of wool.

30.
Please preface your estimated projections with disclosure to discuss that you have not commenced operations, have taken no steps to implement your business plan, and there is no guarantee you will achieve your revenue projections.

Answer: We have prefaced our disclosure in accordance with this comment.

31.	Please also balance the disclosure in this section by providing an analysis of factors known to you that could cause the numbers set forth in this section to change.

Answer:   We have balanced our disclosure in this section by providing an analysis of factors known to us that could cause the numbers set forth in this section to change.

Directors, Executive Offers, Promoters and Control Persons, page 18

32.	Please revise to clarify that Ian Raleigh is acting as a promoter of the company or advise.

Answer:  We have revised to clarify that Ian Raleigh may be deemed a promoter in accordance with the applicable rule.

Summary Compensation Table, page 19

33.	Please revise to include the stock awards granted to the officers in the “Stock Awards” column or advise.

Answer: We have revised this section to include the stock awards granted to the officers in the “Stock Awards” column.

Item 17. Undertakings, page 24

34.	Please advise as to why you have included the undertaking set forth in section (A)(6).

Answer: We have removed this disclosure from our registration statement.

Signatures, page 26

35.	Please indicate that Michael Raleigh is also signing in his capacity as director or advise.

Answer: We have removed any indication that Michael Raleigh is signing as a director.

If you have any questions or comments regarding our registration statement feel free to contact our offices at any time.

Very truly yours,

ANSLOW & JACLIN LLP

By: /s/ Gregg E. Jaclin_____
       GREGG E. JACLIN